Exhibit 2.2.1

AMENDMENT NO. 1 TO AGREEMENT OF MERGER

THIS AMENDMENT NO. 1 TO AGREEMENT OF MERGER (this “Amendment”) is made and entered into as of August 14, 2009 between First Bankshares, Inc., a Virginia bank holding company incorporated pursuant to the Virginia Stock Corporation Act (“FBS”), and Xenith Corporation, a Virginia corporation (“Xenith”). This Amendment amends that certain Agreement of Merger, dated as of May 12, 2009, by and between FBS and Xenith (the “Agreement”). Capitalized terms used herein and not otherwise defined herein have the meanings ascribed to such terms in the Agreement.

WITNESSETH:

WHEREAS, Section 12.03 of the Agreement provides that the Agreement may be amended prior to the Effective Time if, but only if, such amendment is in writing and is signed by each party to the Agreement; and

WHEREAS, the parties to this Amendment, being all of the parties to the Agreement, wish to amend the Agreement as set forth herein.

NOW, THEREFORE, in consideration of the foregoing and based on the mutual covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

AMENDMENTS

Section 1.1. Exhibit A to the Agreement (the Plan of Merger) is hereby amended and restated in its entirety to read as set forth in Annex A hereto.

Section 1.2. Section 4.01 of Agreement is hereby amended and restated in its entirety to read as set forth below:

Section 4.01 Articles of Incorporation.

The articles of incorporation of FBS, as in effect immediately prior to the Effective Time, shall be amended and restated as of the Effective Time to read as set forth in Exhibit G attached hereto to the extent approved by shareholders of FBS, and, as so amended and restated, shall be the articles of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law. Concurrently with the filing of articles of merger by FBS and Xenith with the State Corporation Commission of Virginia, FBS shall file articles of restatement with the State Corporation Commission of Virginia attaching the amended and restated articles of incorporation.

Section 1.3. Exhibit G to the Agreement (the Amended and Restated Articles of Incorporation of Surviving Corporation) is hereby amended and restated in its entirety to read as set forth in Annex B hereto.

Section 1.4. The last sentence of Section 9.02(a) of Agreement is hereby amended and restated in its entirety to read as set forth below:

Subject to Section 9.02(b), FBS and Xenith shall (i) comply with all legal requirements applicable to such meetings, (ii) shall coordinate and cooperate with respect to the timing of the Shareholder Meetings and shall use their best efforts to hold the Shareholder Meetings on the same day, (iii) shall use their commercially reasonable efforts to obtain the necessary approvals by their respective shareholders of this Agreement, the Plan of Merger and the transactions contemplated hereby, subject to Section 7.04, and (iv) shall implement the actions contemplated by this Agreement to the extent approved by the shareholders of FBS and Xenith, as applicable.

ARTICLE II

MISCELLANEOUS

Section 2.1. Terms of the Agreement. Except as expressly amended or modified by this Amendment, the terms of the Agreement remain in full force and effect as the binding obligation of each of the parties hereto. Each of the parties hereto ratifies, reaffirms and confirms its respective rights, benefits, duties, obligations and liabilities as contemplated by the Agreement.

Section 2.2. Governing Law. This Amendment shall be construed and interpreted according to the laws of the Commonwealth of Virginia, without regard to conflicts of law principles.

Section 2.3. Counterparts; Facsimile Signatures. This Amendment may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Amendment shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Amendment shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). The execution of this Amendment by any of the parties may be evidenced by way of a facsimile transmission of such party’s signature, or a photocopy of such facsimile transmission, and such facsimile signature shall be deemed to constitute the original signature of such party hereto.

Section 2.4. Headings. The headings of the Articles, Sections, Annexes and paragraphs in this Amendment are inserted for convenience of reference only and shall not constitute a part hereof.

[SIGNATURE PAGE FOLLOWS]

2

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed by their respective authorized officers as of the day and year first above written.

FIRST BANKSHARES, INC.

By:	/s/ Darrell G. Swanigan
Darrell G. Swanigan
President and Chief Executive Officer

XENITH CORPORATION

By:	/s/ Thomas W. Osgood
Thomas W. Osgood
Chief Financial Officer, Chief Administrative Officer and Treasurer

3

Annex A

Exhibit A - Plan of Merger

Exhibit A

PLAN OF MERGER

merging

XENITH CORPORATION,

a Virginia corporation

with and into

FIRST BANKSHARES, INC.,

a Virginia bank holding company

1. Merger. Xenith Corporation, a Virginia corporation (“Xenith”), shall, upon the effective time and date set forth in the Articles of Merger (the “Articles of Merger”) to be filed with the State Corporation Commission (the “SCC”) of the Commonwealth of Virginia (such time being referred to herein as the “Effective Time”), be merged (the “Merger”) with and into First Bankshares, Inc. (“FBS”), a Virginia bank holding company incorporated pursuant to the Virginia Stock Corporation Act (the “VSCA”). FBS shall be, and shall continue as, the surviving corporation (the “Surviving Corporation”) in the Merger, and the separate corporate existence of Xenith shall cease.

2. Effects of the Merger. At the Effective Time, the Merger shall have the effects set forth in Section 13.1-721 of the VSCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of Xenith and FBS shall be vested in the Surviving Corporation, and all debts, liabilities and duties of Xenith and FBS shall be the debts, liabilities and duties of the Surviving Corporation.

3. Articles of Incorporation. The Articles of Incorporation of FBS, as in effect immediately prior to the Effective Time, shall be amended and restated as of the Effective Time to read as set forth in Appendix I attached hereto to the extent approved by shareholders of FBS, and, as so amended and restated, shall be the Articles of Incorporation of the Surviving Corporation (the “Amended and Restated Articles of Incorporation”) until thereafter changed or amended as provided therein or by applicable law. Concurrently with the filing of the Articles of Merger, FBS shall file Articles of Restatement with the SCC attaching the Amended and Restated Articles of Incorporation.

4. Manner and Basis of Converting Securities. As of the Effective Time, by virtue of the Merger and without any action on the part of any holder of any shares of capital stock of FBS or Xenith:

(a) Xenith Common Stock. Each issued and outstanding share of common stock, par value $1.00 per share, of Xenith (“Xenith Common Stock”) outstanding immediately prior to the Effective Time shall be converted into the right to receive that number of shares of common stock, par value $3.20 per share, of FBS, as the Surviving Corporation (“Surviving Corporation Common Stock”), equal to one multiplied by the Exchange Ratio, as determined pursuant to Section 8(b) below (the “Xenith Merger Consideration”).

(b) FBS Common Stock.

(i) Each FBS Share outstanding immediately prior to the Effective Time for which a Cash Election has been effectively made and not revoked (a “Cash Electing FBS Share”) shall be converted into the right to receive an amount equal to $9.23 in cash without interest, as may be adjusted pursuant to Section 8(a) below (the “Cash Election Price”); and

(ii) Each FBS Share outstanding immediately prior to the Effective Time that is not a Cash Electing FBS Share shall, following the Effective Time, represent one share of Surviving Corporation Common Stock, as may be adjusted pursuant to Section 8(a) below (a “Non-Electing FBS Share” and, together with the Cash Election Price, the “FBS Merger Consideration”).

(c) Elections. Each Person who, at the close of business on the date of the FBS Shareholder Meeting or on such other date as FBS and Xenith publicly announce as the election date, is a record holder of FBS Shares will be entitled, with respect to any or all of such FBS Shares, to make an election (a “Cash Election”) on or prior to such date to receive the Cash Election Price on the basis hereinafter set forth.

(d) Proration of Election Price.

(i) The number of FBS Shares to be converted into the right to receive the Cash Election Price at the Effective Time shall not exceed the number of FBS Shares which is 25% of FBS Shares outstanding at the Effective Time (the “Cash Election Number”).

(ii) If the number of Cash Electing FBS Shares exceeds the Cash Election Number, then such Cash Electing FBS Shares shall be treated in the following manner:

(A) A cash proration factor (the “Cash Proration Factor”) shall be determined by dividing the Cash Election Number by the total number of Cash Electing FBS Shares.

(B) A number of Cash Electing FBS Shares covered by each shareholder’s Cash Election equal to the product of (x) the Cash Proration Factor and (y) the total number of Cash Electing FBS Shares covered by such Cash Election shall be converted into the right to receive the Cash Election Price, provided that any fractional Cash Electing FBS Shares resulting from such multiplication shall be rounded down to the next whole share.

(C) Each Cash Electing FBS Share, other than those FBS Shares converted into the right to receive the Cash Election Price in accordance with Section 4(d)(ii)(B) above, shall, following the Effective Time, represent one share of Surviving Corporation Common Stock as if such FBS Shares were not Cash Electing FBS Shares.

(e) Fractional Shares. No fractional shares of Surviving Corporation Common Stock shall be issued in the Merger. All fractional shares of Surviving Corporation Common Stock that a holder of Xenith Common Stock would otherwise be entitled to receive as a result of the Merger shall be aggregated and if a fractional share results from such aggregation, such holder shall be entitled to receive, in lieu thereof, an amount in cash without interest equal to the Cash Election Price multiplied by the fraction of a share of Surviving Corporation Common Stock to which such holder would otherwise have been entitled.

(f) Stock Options.

(i) Xenith Stock Options. At the Effective Time, each option granted by Xenith to purchase Xenith Common Stock pursuant to Xenith’s 2009 Stock Incentive Plan (the “Xenith Option Plan”), (each a “Xenith Option”), which is then outstanding and unexercised, whether or not vested, shall cease to represent a right to acquire Xenith Common Stock and shall be converted automatically into an option to purchase shares of Surviving Corporation Common Stock (a “Surviving Corporation Option”) in an amount and at an exercise price determined as provided below (and otherwise subject to the terms of the Xenith Option Plan under which such Xenith Option was granted, including vesting rights, the agreements evidencing grants thereunder and any other agreements between Xenith and an optionee regarding Xenith Options):

(A) the number of shares of Surviving Corporation Common Stock to be subject to the Surviving Corporation Option shall be equal to the product of the number of shares of Xenith Common Stock subject to the original Xenith Option and the Exchange Ratio; provided that any fractional shares of Surviving Corporation Common Stock resulting from such multiplication shall be rounded down to the next whole share;

(B) the exercise price per share of Surviving Corporation Common Stock under the Surviving Corporation Option shall be equal to the exercise price per share of Xenith Common Stock under the original Xenith Option divided by the Exchange Ratio; provided that if the exercise price resulting from such division includes a fractional cent, the exercise price shall be rounded up to the next cent; and

(C) notwithstanding anything else contained in this Section 4(f)(i), it is the intention of the parties that the assumption of Xenith Options hereunder shall meet the requirements of Section 424(a) of the Code, and that each Surviving Corporation Option shall qualify immediately after the Effective Time as an incentive stock option (as defined in Section 422 of the Code) to the extent the related Xenith Option so qualified immediately prior to the Effective Time and that each Surviving Corporation Option shall continue to be exempt from Section 409A of the Code, and the foregoing provisions of this Section 4(f)(i) shall be interpreted to further such purpose and intention.

(ii) FBS Options. At the Effective Time, each option granted by FBS to purchase FBS Shares pursuant to the SuffolkFirst Bank 2003 Stock Option Plan (the “FBS Option Plan”), (each an “FBS Option”), which is then outstanding and unexercised, whether or not vested, shall cease to represent a right to acquire FBS Shares and shall be converted automatically into a Surviving Corporation Option in an amount and at an exercise price determined as provided below (and otherwise subject to the terms of the FBS Option Plan under which such FBS Option was granted, including vesting rights, the agreements evidencing grants thereunder and any other agreements between FBS and an optionee regarding FBS Options):

(A) the number of shares of Surviving Corporation Common Stock to be subject to the Surviving Corporation Option shall be equal to the number of FBS Shares subject to the original FBS Option;

(B) the exercise price per share of Surviving Corporation Common Stock under the Surviving Corporation Option shall be equal to the exercise price per FBS Share under the original FBS Option; and

(C) notwithstanding anything else contained in this Section 4(f)(ii), it is the intention of the parties that the assumption of FBS Options hereunder shall meet the requirements of Section 424(a) of the Code, and that each Surviving Corporation Option shall qualify immediately after the Effective Time as an incentive stock option (as defined in Section 422 of the Code) to the extent the related FBS Option so qualified immediately prior to the Effective Time and that each Surviving Corporation Option shall continue to be exempt from Section 409A of the Code, and the foregoing provisions of this Section 4(f)(ii) shall be interpreted to further such purpose and intention.

(iii) At the Effective Time, the Surviving Corporation shall, as a result of the Merger, automatically assume the Xenith Option Plan, including all rights and obligations thereunder. Following the Effective Time, the Surviving Corporation may grant Surviving Corporation Options in accordance with the terms of the Xenith Option Plan.

(g) Xenith Warrants. At the Effective Time, each Xenith Warrant, which is then outstanding, unexercised and vested shall cease to represent a right to acquire Xenith Common Stock and shall be converted automatically into a warrant to purchase shares of Surviving Corporation Common Stock (a “Surviving Corporation Warrant”) in an amount and at an exercise price determined as provided below (and otherwise subject to the terms under which such Xenith Warrant was granted, including vesting rights, the agreements evidencing grants thereunder and any other agreements between Xenith and a warrant holder regarding Xenith Warrants):

(i) the number of shares of Surviving Corporation Common Stock to be subject to the Surviving Corporation Warrant shall be equal to the product of the number of shares of Xenith Common Stock subject to the original Xenith Warrant and the Exchange Ratio; provided that any fractional shares of Surviving Corporation Common Stock resulting from such multiplication shall be rounded down to the next whole share; and

(ii) the exercise price per share of Surviving Corporation Common Stock under the Surviving Corporation Warrant shall be equal to the exercise price per share of Xenith Common Stock under the original Xenith Warrant divided by the Exchange Ratio, provided that if the exercise price resulting from such division includes a fractional cent, the exercise price shall be rounded up to the next cent.

(iii) At the Effective Time, the Surviving Corporation shall, as a result of the Merger, automatically assume the Xenith Warrant Agreements, including all rights and obligations thereunder.

5. Election Procedures; Exchange Agent.

(a) Prior to the date of the FBS Shareholder Meeting, FBS and Xenith shall prepare a form (an “Election Form”) pursuant to which a holder of record of FBS Shares may make a Cash Election with respect to each FBS Share owned by such holder. FBS shall cause an Election Form to be included with the Joint Proxy Statement and mailed to each holder of record of FBS Shares as of the record date for such meeting.

(b) Prior to the record date for the FBS Shareholder Meeting, FBS and Xenith shall appoint an agent (the “Exchange Agent”) for the purpose of (A) receiving Election Forms and determining, in accordance with this Section 5, the form of FBS Merger Consideration to be received by each holder of FBS Shares, and (B) exchanging for the certificates of Xenith Common Stock (the “Xenith Certificates”) certificates representing shares of Surviving Corporation Common Stock. At or prior to the Effective Time, (i) FBS shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the holders of the Xenith Certificates, for exchange in accordance with this Section 5, subject to Section 7(a), certificates representing the shares of Surviving Corporation Common Stock that constitute the Xenith Merger Consideration, and (ii) Xenith shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the holders of the Cash Electing FBS Shares, for exchange in accordance with this Section 5, subject to Section 6(b), an amount of cash necessary to satisfy the cash portion of the FBS Merger Consideration (collectively (i) and (ii), the “Exchange Fund”). The Exchange Fund will be distributed in accordance with the Exchange Agent’s normal and customary procedures established in accordance with merger transactions. At the Effective Time or promptly thereafter, the Surviving Corporation shall send, or shall cause the Exchange Agent to send, to each holder of record at the Effective Time of FBS Shares and each holder of record of Xenith Common Stock, a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Cash Electing Certificates or Xenith Certificates, as the case may be, to the Exchange Agent) for use in such exchange.

(c) A Cash Election shall be effective only if the Exchange Agent shall have received no later than 5:00 p.m., Richmond, Virginia time, on the date of the FBS Shareholder Meeting (the “Election Deadline”) an Election Form covering the FBS Shares to which such Cash Election applies, executed and completed in accordance with the instructions set forth in such Election Form. Any FBS Share with respect to which the Exchange Agent has not received an effective Cash Election meeting the requirements of this Section 5(c) by the Election Deadline shall be deemed to be a Non-Electing FBS Share. A Cash Election may be revoked or changed only by delivering to the Exchange Agent, prior to the Election Deadline, a written notice of revocation or, in the case of a change, a properly completed revised Election Form that identifies FBS Shares to which such revised Election Form applies. Delivery to the Exchange Agent prior to the Election Deadline of a revised Election Form with respect to any FBS Shares shall result in the revocation of all prior Election Forms with respect to all such FBS Shares. Any termination of the Merger Agreement shall result in the revocation of all Election Forms delivered to the Exchange Agent on or prior to the date of such termination.

(d) FBS and Xenith jointly, not severally, shall have the right to make rules or adopt procedures, not inconsistent with the terms of this Plan of Merger, governing the validity and effectiveness of Election Forms, the manner and extent to which Cash Elections are to be taken into account in making the determinations required by this Section and the payment of the FBS Merger Consideration and the Xenith Merger Consideration.

6. Exchange, Surrender and Payment Procedures for FBS Shares.

(a) Each certificate representing one or more Non-Electing FBS Shares prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder of such certificate, represent the identical number of shares of the Surviving Corporation Common Stock immediately following the Effective Time.

(b) Each holder of a certificate (a “Cash Electing Certificate”) representing one or more Cash Electing FBS Shares shall be entitled to receive, upon surrender to the Exchange Agent of a Cash Electing Certificate, together with a properly completed letter of transmittal, the Cash Election Price for each Cash Electing FBS Share represented by such certificate. Until so surrendered, each such Cash Electing Certificate shall represent after the Effective Time for all purposes only the right to receive the Cash Election Price for each Cash Electing FBS Share represented by such certificate.

(c) If by virtue of the provisions of Section 4(d), a holder of FBS Shares holds a certificate as to which some but not all of the shares are Cash Electing FBS Shares, upon surrender of such certificate and the other documentation required by Section 5(b) above, the Exchange Agent will deliver to such holder the Cash Election Price for each of the Cash Electing FBS Shares represented by such certificate and a new stock certificate for that number of shares of Surviving Corporation Common Stock equal to the number of FBS Shares represented by the surrendered certificate that were not Cash Electing FBS Shares.

(d) If any portion of the Cash Election Price is to be paid to a Person other than the Person in whose name the surrendered Cash Electing Certificate is registered, it shall be a condition to such payment that (i) either such certificate shall be properly endorsed or shall otherwise be in proper form for transfer and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other Taxes required as a result of such payment to a Person other than the registered holder of such Cash Electing Certificate or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(e) Any FBS Merger Consideration remaining unclaimed by holders of FBS Shares two years after the Effective Time (or such earlier date, immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Entity) shall become, to the extent permitted by applicable law, the property of the Surviving Corporation free and clear of any claims or interest of any Person previously entitled thereto.

7. Exchange and Surrender Procedures for Xenith Common Stock.

(a) Each holder of Xenith Common Stock that has been converted into the right to receive the Xenith Merger Consideration shall be entitled to receive, upon surrender to the Exchange Agent of a Xenith Certificate, together with a properly completed letter of transmittal, the Xenith Merger Consideration in respect of the Xenith Common Stock represented by a Xenith Certificate. Until so surrendered, each such Xenith Certificate shall represent after the Effective Time for all purposes only the right to receive such Xenith Merger Consideration.

(b) If any portion of the Xenith Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Xenith Certificate is registered; it shall be a condition to such payment that (i) either such Xenith Certificate shall be properly endorsed or shall otherwise be in proper form for transfer and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other Taxes required as a result of such payment to a Person other than the registered holder of such Xenith Certificate or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(c) After the Effective Time, there shall be no further registration of transfers of Xenith Common Stock. If, after the Effective Time, Xenith Certificates are presented to the Surviving Corporation, they shall be canceled and exchanged for the Xenith Merger Consideration provided for, and in accordance with, the procedures set forth, in this Plan of Merger.

(d) Any Xenith Merger Consideration remaining unclaimed by holders of Xenith Common Stock two years after the Effective Time (or such earlier date, immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Entity) shall become, to the extent permitted by applicable law, the property of the Surviving Corporation free and clear of any claims or interest of any Person previously entitled thereto.

(e) No dividends or other distributions with respect to securities of Surviving Corporation constituting the Xenith Merger Consideration, and no cash payment in lieu of fractional shares as provided in Section 4(e), shall be paid to the holder of any Xenith Certificates not surrendered until such Xenith Certificates are surrendered, as provided in this Section. Following such surrender, there shall be paid, without interest, to the Person in whose name the securities of Surviving Corporation have been registered, (A) at the time of such surrender or transfer, the amount of any cash payable in lieu of fractional shares to which such Person is entitled pursuant to Section 4(e) and the amount of all dividends or other distributions with a record date after the Effective Time previously paid or payable on the date of such surrender with respect to such securities, and (B) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time and prior to surrender or transfer and with a payment date subsequent to surrender or transfer payable with respect to such securities.

(f) Notwithstanding any provision contained in this Plan of Merger to the contrary, all shares of Xenith Common Stock outstanding immediately prior to the Effective Time held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has demanded appraisal for such shares (“Dissenting Shares”) in accordance with the VSCA (a “Dissenting Holder”) shall not be converted into a right to receive any of the Xenith Merger Consideration, but shall, from and after the Effective Time, have only such rights as are afforded to the holders thereof by the provisions of Article 15 of the VSCA, unless such Dissenting Holder fails to perfect or withdraws or loses such Dissenting Holder’s right to appraisal, in which case such shares shall be treated as if they had been converted as of the Effective Time into the right to receive the portion of the Xenith Merger Consideration payable in respect of such shares pursuant to Section 4.

8. Adjustments and Determination of Exchange Ratio.

(a) If, during the period between the date of the Merger Agreement and the Effective Time, any change in the outstanding shares of capital stock of FBS or Xenith shall occur (other than changes resulting from an offering of Xenith Common Stock), including by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend thereon with a record date during such period, the FBS Merger Consideration, the Xenith Merger Consideration, the Cash Election Price and any other amounts payable pursuant to the Merger Agreement and, if applicable, their respective determinations shall be appropriately adjusted.

(b) The exchange ratio shall be an amount (carried out four decimal places) equal to the quotient of the Adjusted Xenith Book Value Per Share divided by the Cash Election Price (the “Exchange Ratio”). The “Adjusted Xenith Book Value Per Share” shall be equal to the Final Xenith Shareholders’ Equity divided by the number of shares of Xenith Common Stock outstanding immediately prior to the Effective Time.

9. Lost Certificates. If any Xenith Certificate or certificate evidencing FBS Shares shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such certificate, the Exchange Agent will issue, in exchange for such lost, stolen or destroyed certificate, the Xenith Merger Consideration or FBS Merger Consideration, as the case may be, to be paid in respect of the FBS Shares or shares of Xenith Common Stock represented by such certificate, as contemplated by this Section 9.

10. Withholding Rights. Each of the Exchange Agent and Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Section 10 such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of federal, state, local or foreign Tax law. If the Exchange Agent or Surviving Corporation, as the case may be, so withholds amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the FBS Shares, or Xenith Common Stock, as the case may be, in respect of which the Exchange Agent or Surviving Corporation, as the case may be, made such deduction and withholding.

11. Amendment. Subject to the terms of the Merger Agreement, this Plan of Merger may be amended by the Boards of Directors of FBS and Xenith at any time prior to the effective date of the Certificate of Merger; provided, however, that any amendment made subsequent to the approval of this Plan of Merger by the shareholders of FBS and Xenith shall not:

(a) alter or change the amount or kind of shares or other securities, eligible interests, obligations, rights to acquire shares, other securities or eligible interests, cash or other property or rights to be received under the plan by the shareholders;

(b) alter or change any of the other terms or conditions of this Plan of Merger if the change would adversely affect such shareholders in any material respect; or

(c) alter or change any term of the Articles of Incorporation of FBS or Xenith.

12. Abandonment. At any time prior to the Effective Time, the Merger may be abandoned, subject to the terms of the Merger Agreement, without further shareholder action in the manner determined by the Boards of Directors of FBS and Xenith. Written notice of such abandonment shall be filed with the SCC prior to the Effective Time.

13. Defined Terms. As used in this Plan of Merger, the following terms shall have the meaning set forth below:

(a) “Code” shall mean the Internal Revenue Code of 1986, as amended.

(b) “FBS Shares” shall mean the shares of common stock, par value $3.20 per share, of FBS.

(c) “FBS Shareholder Meeting” shall mean a meeting of FBS shareholders duly called and held for the purpose of voting on the approval and adoption of the Merger Agreement and this Plan of Merger.

(d) “Final Xenith Shareholders’ Equity” shall mean Xenith’s total shareholders’ equity as of the Effective Time, as agreed upon by FBS and Xenith.

(e) “Governmental Entity” shall mean any foreign, federal, state or local court, administrative body or other governmental or quasi governmental entity with competent jurisdiction, or any agency, instrumentality or authority thereof, including, but not limited to, the Bureau of Financial Institutions of the SCC, the Office of Thrift Supervision, the Federal Deposit Insurance Corporation, the Department of Housing and Urban Development, the Federal National Mortgage Association, the Government National Mortgage Association, the Federal Home Loan Mortgage Corporation, the Federal Trade Commission and the Securities and Exchange Commission.

(f) “Joint Proxy Statement” shall mean the proxy or information statement to be filed by FBS in connection with the Merger and to be mailed to the FBS shareholders and to the Xenith shareholders in connection with the Shareholder Meetings.

(g) “Merger Agreement” shall mean the Agreement of Merger by and between FBS and Xenith, dated May 12, 2009.

(h) “Person” shall mean an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

(i) “Shareholder Meetings” shall mean, collectively, the FBS Shareholder Meeting and the Xenith Shareholder Meeting.

(j) “Taxes” shall mean (A) any tax, governmental fee or other like assessment or charge of any kind whatsoever (whether disputed or not and including, without limitation, withholding on amounts paid to or by any Person, estimated taxes, alternative or add-on minimum taxes), together with any interest, penalty, addition to tax or additional amount imposed by any governmental authority (a “Taxing Authority”) responsible for the imposition of any such tax (domestic or foreign), and any liability for any of the foregoing as transferee, (B) liability for the payment of any amount of the type described in clause (A) as a result of being or having been before the Effective Time a member of an affiliated, consolidated, combined or unitary group, or a party to any agreement or arrangement, as a result of which liability of such Person to a Taxing Authority is determined or taken into account with reference to the activities of any other Person, and (C) liability for the payment of any amount as a result of being party to any Tax Sharing Agreement or with respect to the payment of any amount imposed on any Person of the type described in (A) or (B) as a result of any existing express or implied agreement or arrangement (including an indemnification agreement or arrangement).

(k) “Tax Sharing Agreement” shall mean all existing agreements or arrangements (whether or not written) binding a Person that provide for the allocation, apportionment, sharing or assignment of any Tax liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any Person’s Tax liability (excluding any indemnification agreement or arrangement pertaining to the sale or lease of assets or subsidiaries).

(l) “Xenith Shareholder Meeting” shall mean a meeting of Xenith shareholders duly called and held for the purpose of voting on the approval and adoption of the Merger Agreement and this Plan of Merger.

(m) “Xenith Warrants” shall mean the warrants outstanding to purchase an aggregate of 647,500 shares of Xenith Common Stock.

(n) “Xenith Warrant Agreements” shall mean Xenith’s 2009 Stock Warrant Agreement (Officers and Outside Directors) and Xenith’s 2009 Stock Warrant Agreement (BCP Fund).

Appendix 1

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

XENITH BANKSHARES, INC. (1)

(AS OF             , 2009)

ARTICLE I

The name of the Corporation is Xenith Bankshares, Inc.

[If shareholders of First Bankshares, Inc. do not approve Proposal II to amend the Articles of Incorporation of First Bankshares, Inc. to change the name of First Bankshares, Inc. to Xenith Bankshares, Inc., Article I of these Amended and Restated Articles of Incorporation will read as follows:

The name of the Corporation is First Bankshares, Inc.]

ARTICLE II

The purpose for which the Corporation is formed is to transact any or all lawful business, not required to be specifically stated in these Articles of Incorporation, for which corporations may be incorporated under the Virginia Stock Corporation Act, as amended from time to time.

ARTICLE III

1. Authorized Shares. The total number of shares of capital stock that the Corporation shall have authority to issue is 125,000,000, of which 100,000,000 shares shall be shares of common stock, par value $1.00 per share (“Common Stock”), and of which 25,000,000 shares shall be of preferred stock, par value $1.00 per share (“Preferred Stock”).

[If shareholders of First Bankshares, Inc. do not approve Proposal III to amend the Articles of Incorporation of First Bankshares, Inc. to increase the number of authorized shares of common stock from 10 million to 100 million, and also do not approve Proposal IV to amend the Articles of Incorporation of First Bankshares, Inc. to authorize the issuance of up to 25 million shares of preferred stock, section 1 of Article III of these Amended and Restated Articles of Incorporation will read as follows:

1. Authorized Shares. The Corporation shall have authority to issue ten million (10,000,000) shares of common stock, par value $3.20 per share.]

[If shareholders of First Bankshares, Inc. approve Proposal III to amend the Articles of Incorporation of First Bankshares, Inc. to increase the number of authorized shares of common stock from 10 million to 100 million, but do not approve Proposal IV to amend the Articles of Incorporation of First Bankshares, Inc. to authorize the issuance of up to 25 million shares of preferred stock, section 1 of Article III of these Amended and Restated Articles of Incorporation will read as follows:

1. Authorized Shares. The Corporation shall have authority to issue one hundred million (100,000,000) shares of common stock, par value $1.00 per share (“Common Stock”).]

(1)	If shareholders of First Bankshares, Inc. do not approve Proposal II to amend the Articles of Incorporation of First Bankshares, Inc. to change the name of First Bankshares, Inc. to Xenith Bankshares, Inc., these Amended and Restated Articles of Incorporation will be titled as follows:

Amended and Restated Articles of Incorporation of First Bankshares, Inc.

[If shareholders of First Bankshares, Inc. do not approve Proposal III to amend the Articles of Incorporation of First Bankshares, Inc. to increase the number of authorized shares of common stock from 10 million to 100 million, but approve Proposal IV to amend the Articles of Incorporation of First Bankshares, Inc. to authorize the issuance of up to 25 million shares of preferred stock, section 1 of Article III of these Amended and Restated Articles of Incorporation will read as follows:

1. Authorized Shares. The total number of shares of capital stock that the Corporation shall have authority to issue is 35,000,000, of which 10,000,000 shares shall be shares of common stock, par value $3.20 per share (“Common Stock”), and of which 25,000,000 shares shall be of preferred stock, par value $1.00 per share (“Preferred Stock”).]

2. Preferred Stock. The Board of Directors by filing articles of amendment may determine the preferences, limitations and relative rights, to the extent permitted by the Virginia Stock Corporation Act, of any class of shares of Preferred Stock before the issuance of any shares of that class, or of one or more series within a class before the issuance of any shares of that series. Each class or series shall be appropriately designated by a distinguishing designation prior to the issuance of any shares thereof. The Preferred Stock of all series shall have preferences, limitations and relative rights identical with those of other shares of the same series and, except to the extent otherwise provided in the description of the series, with those of shares of other series of the same class.

[If shareholders of First Bankshares, Inc. do not approve Proposal IV to amend the Articles of Incorporation of First Bankshares, Inc. to authorize the issuance of up to 25 million shares of preferred stock, this section 2 of Article III of these Amended and Restated Articles of Incorporation will be deleted.]

3. Common Stock.

(a) Subject to provisions of applicable law and any other provisions of these Articles of Incorporation or any amendment hereto, each share of Common Stock shall be entitled to one vote on all matters submitted to a vote at any meeting of shareholders.

(b) Subject to provisions of applicable law and any other provisions of these Articles of Incorporation or any amendment hereto, holders of Common Stock shall be entitled to receive such dividends and other distributions in cash, stock or property of the Corporation as may be declared by the Board of Directors from time to time.

ARTICLE IV

1. The number of Directors constituting the Board of Directors shall be determined in accordance with the Corporation’s Bylaws.

2. Directors may be removed by the shareholders only with cause.

[If shareholders of First Bankshares, Inc. do not approve Proposal VI to amend the Articles of Incorporation of First Bankshares, Inc. to establish “cause” as the sole standard for removing directors, Article IV of these Amended and Restated Articles of Incorporation will read as follows:

1. The number of Directors constituting the Board of Directors shall be determined in accordance with the Corporation’s Bylaws.]

ARTICLE V

Except as otherwise required by the Virginia Stock Corporation Act or by the Board of Directors acting pursuant to subsection D of Section 13.1-707 of the Virginia Stock Corporation Act (or any successor provision):

1.	the vote required to constitute any voting group’s approval of any corporate action, except the election of directors, an amendment or restatement of these Articles of Incorporation, a merger, a share exchange, a sale or other disposition of all or substantially all of the Corporation’s property otherwise than in the usual and regular course of business, or the dissolution of the Corporation, shall be a majority of all votes cast on the matter by such voting group at a meeting at which a quorum of such voting group exists;

2.	directors shall be elected by a plurality of the votes cast by shares entitled to vote in the election at a meeting at which a quorum is present; and

3.	the vote required to constitute approval of an amendment or restatement of these Articles of Incorporation, a merger, a share exchange, a sale or other disposition of all or substantially all of the Corporation’s property otherwise than in the usual and regular course of business or the dissolution of the Corporation shall be a majority of all votes entitled to be cast by each voting group entitled to vote on such action.

[If shareholders of First Bankshares, Inc. do not approve Proposal V to amend the Articles of Incorporation of First Bankshares, Inc. to amend certain shareholder voting requirements, Article V of these Amended and Restated Articles of Incorporation will read as follows:

An amendment of the Corporation’s articles of incorporation, a plan of merger or share exchange, a transaction involving the sale of all or substantially all of the Corporation’s assets other than in the regular course of business and a plan of dissolution shall be approved by the vote of a majority of all shareholders entitled to be cast in such transactions by each voting group entitled to vote on the transaction at a meeting at which a quorum of the voting group is present, provided that the transaction has been approved and recommended by at least two-thirds of the directors in office at the time of such approval and recommendation. If the transaction is not so approved and recommended by at least two-thirds of the directors in office, then the transaction shall be approved by the vote of 80% or more of all the votes entitled to be cast on such transaction by each voting group entitled to vote on the transaction.]

ARTICLE VI

1. In this Article:

•	“applicant” means the person seeking indemnification pursuant to this Article.

•	“expenses” includes counsel fees.

•

“liability” means the obligation to pay a judgment, settlement, penalty, fine, including any excise tax assessed with respect to an employee benefit plan, or reasonable expenses incurred with respect to a proceeding.

•	“party” includes an individual who was, is, or is threatened to be made a named defendant or respondent in a proceeding.

•	“proceeding” means any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal.

2. In any proceeding brought by or in the right of the Corporation or brought by or on behalf of shareholders of the Corporation, no Director or officer of the Corporation shall be liable to the Corporation or its shareholders for monetary damages with respect to any transaction, occurrence or course of conduct, whether prior or subsequent to the effective date of this Article, except for liability resulting from such person’s having engaged in willful misconduct or a knowing violation of the criminal law or any federal or state securities law.

3. The Corporation shall indemnify (a) any person who was or is a party to any proceeding, including a proceeding brought by a shareholder in the right of the Corporation or brought by or on behalf of shareholders of the Corporation, by reason of the fact that he or she is or was a Director or officer of the Corporation, or (b) any Director or officer of the Corporation who is or was serving at the request of the Corporation as a Director, member, trustee, partner, manager, officer, employee or agent of another corporation, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise, against any liability incurred by him or her in connection with any proceeding; unless, in either case, he or she engaged in willful misconduct or a knowing violation of the criminal law. A person is considered to be serving an employee benefit plan at the Corporation’s request if his or her duties to the Corporation also impose duties on, or otherwise involve services by, him or her to the plan or to participants in or beneficiaries of the plan. The Board of Directors is hereby empowered, by a majority vote of a quorum of disinterested Directors, to enter into a contract to indemnify any Director or officer in respect of any proceedings arising from any act or omission, whether occurring before or after the execution of such contract.

4. The provisions of this Article shall be applicable to all proceedings commenced after the adoption hereof by the shareholders of the Corporation, arising from any act or omission, whether occurring before or after such adoption. No amendment or repeal of this Article shall have any effect on the rights provided under this Article with respect to any act or omission occurring prior to such amendment or repeal. The Corporation shall promptly take all such actions, and make all such determinations, as shall be necessary or appropriate to comply with its obligation to make any indemnity under this Article and shall promptly pay or reimburse all reasonable expenses, including counsel fees, incurred by any such Director or officer in connection with such actions and determinations or proceedings of any kind arising therefrom.

5. The termination of any proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not of itself create a presumption that the applicant did not meet the standard of conduct described in section 2 or 3 of this Article.

6. Any indemnification under section 3 of this Article (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the applicant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in section 3 of this Article.

The determination shall be made:

(a) By the Board of Directors by a majority vote of a quorum consisting of Directors not at the time parties to the proceeding;

(b) If a quorum cannot be obtained under subsection (a) of this section, by majority vote of a committee duly designated by the Board of Directors (in which designation Directors who are parties to the proceeding may participate), consisting solely of two or more Directors not at the time parties to the proceeding; or

(c) By special legal counsel:

(i) Selected by the Board of Directors or its committee in the manner prescribed in subsection (a) or (b) of this section 6; or

(ii) If a quorum of the Board of Directors cannot be obtained under subsection (a) of this section 6 and a committee cannot be designated under subsection (b) of this section 6, selected by majority vote of the full Board of Directors, in which selection Directors who are parties to the proceeding may participate; or

(d) By the shareholders, but shares owned by or voted under the control of Directors who are at the time parties to the proceeding may not be voted on the determination.

Any evaluation as to reasonableness of expenses shall be made in the same manner as the determination that indemnification is appropriate, except that if the determination is made by special legal counsel, such evaluation as to reasonableness of expenses shall be made by those entitled under subsection (c) of this section 6 to select special legal counsel.

Notwithstanding the foregoing, in the event there has been a change in the composition of a majority of the Board of Directors after the date of the alleged act or omission with respect to which indemnification is claimed, any determination as to indemnification and advancement of expenses with respect to any claim for indemnification made pursuant to this Article shall be made by special legal counsel agreed upon by the Board of Directors and the applicant. If the Board of Directors and the applicant are unable to agree upon such special legal counsel the Board of Directors and the applicant each shall select a nominee, and the nominees shall select such special legal counsel.

7. (a) The Corporation shall pay for or reimburse the reasonable expenses incurred by any applicant who is a party to a proceeding in advance of final disposition of the proceeding or the making of any determination under section 6 of this Article if the applicant furnishes the Corporation:

(i) a written statement of his or her good faith belief that he or she has met the standard of conduct described in section 3 of this Article; and

(ii) a written undertaking, executed personally or on his or her behalf, to repay the advance if it is ultimately determined that he or she did not meet such standard of conduct.

(b) The undertaking required by paragraph (ii) of subsection (a) of this section 7 shall be an unlimited general obligation of the applicant but need not be secured and may be accepted without reference to financial ability to make repayment.

(c) Authorizations of payments under this section shall be made by the persons specified in section 6 of this Article.

8. The Corporation may indemnify or contract to indemnify any person not specified in section 2 or 3 of this Article who was, is or may become a party to any proceeding, by reason of the fact that he or she is or was an employee or agent of the Corporation, or is or was serving at the request of the Corporation as Director, member, trustee, partner, manager, officer, employee or agent of another corporation, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise, to the same extent as if such person were specified as one to whom indemnification is granted in section 3 of this Article.

9. The Corporation may purchase and maintain insurance to indemnify it against the whole or any portion of the liability assumed by it in accordance with this Article and may also procure insurance, in such amounts as the Board of Directors may determine, on behalf of any person who is or was a Director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a Director, member, trustee, partner, manager, officer, employee or agent of another corporation, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise, against any liability asserted against or incurred by him or her in any such capacity or arising from his or her status as such, whether or not the Corporation would have power to indemnify him or her against such liability under the provisions of this Article.

10. Every reference herein to Directors, members, trustees, partners, managers, officers, employees or agents shall include former Directors, members, trustees, partners, managers, officers, employees and agents and their respective heirs, executors and administrators. The indemnification hereby provided and provided hereafter pursuant to the power hereby conferred by this Article on the Board of Directors shall not be exclusive of any other rights to which any person may be entitled, including any right under policies of insurance that may be purchased and maintained by the Corporation or others, with respect to claims, issues or matters in relation to which the Corporation would not have the power to indemnify such person under the provisions of this Article. Such rights shall not prevent or restrict the power of the Corporation to make or provide for any further indemnity, or provisions for determining entitlement to indemnity, pursuant to one or more indemnification agreements, bylaws, or other arrangements (including, without limitation, creation of trust funds or security interests funded by letters of credit or other means) approved by the Board of Directors (whether or not any of the Directors of the Corporation shall be a party to or beneficiary of any such agreements, bylaws or arrangements); provided, however, that any provision of such agreements, bylaws or other arrangements shall not be effective if and to the extent that it is determined to be contrary to this Article or applicable laws of the Commonwealth of Virginia.

11. Each provision of this Article shall be severable, and an adverse determination as to any such provision shall in no way affect the validity of any other provision.

[If shareholders of First Bankshares, Inc. do not approve Proposal VII to amend the Articles of Incorporation of First Bankshares, Inc. to revise the procedures for persons other than directors and officers seeking indemnification, section 6 of Article VI of these Amended and Restated Articles of Incorporation will be deleted.]

Annex B

Exhibit G – Amended and Restated Articles of Incorporation of Surviving Corporation

(see Appendix 1 to Exhibit A)